Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934, as amended
Subject Company: Allegheny Energy, Inc.
Commission File No: 333-165640
The following slides were used by FirstEnergy Corp. in connection with its Special Meeting of Shareholders held on September 14, 2010.

Special Meeting of Shareholders September 14, 2010

Forward-Looking Statements This presentation includes forward-looking statements based on information currently available to management. Such statements are subject to certain risks and uncertainties. These statements include declarations regarding management's intents, beliefs and current expectations. These statements typically contain, but are not limited to, the terms "anticipate," "potential," "expect," "believe," "estimate" and similar words. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to, statements about the benefits of the proposed merger involving Allegheny Energy and FirstEnergy, including future financial and operating results, Allegheny Energy's and FirstEnergy's plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements relating to the merger that are not historical facts. Actual results may differ materially due to the speed and nature of increased competition in the electric utility industry and legislative and regulatory changes affecting how generation rates will be determined following the expiration of existing rate plans in Pennsylvania, the impact of the regulatory process on the pending matters in Ohio, Pennsylvania and New Jersey, business and regulatory impacts from American Transmission System, Incorporated's realignment into PJM Interconnection L.L.C., economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices and availability, replacement power costs being higher than anticipated or inadequately hedged, the continued ability of FirstEnergy's regulated utilities to recover regulatory assets or increased costs, operation and maintenance costs being higher than anticipated, other legislative and regulatory changes, revised environmental requirements, including possible greenhouse gas emission regulations, the potential impacts of the proposed rules promulgated by the EPA on July 6, 2010, in response to the U.S. Court of Appeals' July 11, 2008 decision requiring revisions to the

Forward-Looking Statements (Continued) Clean Air Interstate Rules or any final laws, rules or regulations that may ultimately replace CAIR, the uncertainty of the timing and amounts of the capital expenditures needed to, among other things, implement FirstEnergy's Air Quality Compliance Plan (including that such amounts could be higher than anticipated or that certain generating units may need to be shut down) or levels of emission reductions related to the Consent Decree resolving the New Source Review litigation or other similar potential regulatory initiatives or actions, adverse regulatory or legal decisions and outcomes (including, but not limited to, the revocation of necessary licenses or operating permits and oversight) by the Nuclear Regulatory Commission, Met-Ed's and Penelec's transmission service charge filings with the PaPUC, the continuing availability of generating units and their ability to operate at or near full capacity, the ability to comply with applicable state and federal reliability standards and energy efficiency mandates, the ability to accomplish or realize anticipated benefits from strategic goals (including employee workforce initiatives), the ability to improve electric commodity margins and to experience growth in the distribution business, the changing market conditions that could affect the value of assets held in FirstEnergy's nuclear decommissioning trusts, pension trusts and other trust funds, and cause it to make additional contributions sooner, or in an amount that is larger than currently anticipated, the ability to access the public securities and other capital and credit markets in accordance with FirstEnergy's financing plan and the cost of such capital, changes in general economic conditions affecting the company, the state of the capital and credit markets affecting the company, interest rates and any actions taken by credit rating agencies that could negatively affect FirstEnergy's access to financing or its costs or increase its requirements to post additional collateral to support outstanding commodity positions, letters of credit and other financial guarantees, the state of the national and regional economies and its impact on the company's major industrial and commercial customers, issues concerning the soundness of financial institutions and counterparties with which FirstEnergy does business, and the risks and other factors discussed from time to time in its SEC filings, and other similar factors.

Forward-Looking Statements (Continued) With respect to the proposed merger, actual results may differ materially due to the risks and uncertainties relating to the ability to obtain the requisite Allegheny Energy and FirstEnergy stockholder approvals; the risk that FirstEnergy or Allegheny Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333- 165640) that was filed by FirstEnergy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEnergy's and Allegheny Energy's reports filed with the SEC and available at the SEC's website at www.sec.gov. The foregoing review of factors should not be construed as exhaustive. New factors emerge from time to time, and it is not possible for management to predict all such factors, nor assess the impact of any such factor on FirstEnergy's business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements. FirstEnergy expressly disclaims any current intention to update any forward-looking statements contained herein as a result of new information, future events, or otherwise.

In connection with the proposed merger, FirstEnergy filed a Registration Statement on Form S-4 (Registration No. 333- 165640) with the SEC that includes a joint proxy statement of FirstEnergy and Allegheny Energy and that also constitutes a prospectus of FirstEnergy. FirstEnergy and Allegheny Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy's website (www.firstenergycorp.com) under the tab "Investors" and then under the heading "Financial Information" and then under the item "SEC Filings." You may also obtain these documents, free of charge, from Allegheny Energy's website (www.alleghenyenergy.com) under the tab "Investors" and then under the heading "SEC Filings." Additional Information and Where to Find it Please read the Forward-Looking Statement on our website: http://www.firstenergycorp.com Under the tab "Investors" and then under the heading "Financial Information" and then under the item "SEC Filings"

September 14, 2010 Special Meeting of Shareholders

September 14, 2010 2010 Special Meeting of Shareholders Merger Rationale Grow our customer base, service area and utility assets Enhance and strengthen our generating fleet Create significant benefits for shareholders, customers and employees

September 14, 2010 2010 Special Meeting of Shareholders A Natural Fit

September 14, 2010 2010 Special Meeting of Shareholders A Natural Fit

September 14, 2010 2010 Special Meeting of Shareholders Other Key Benefits Strengthen balance sheet Increase earnings New opportunities for future growth Better mix of regulated and unregulated assets Broader market for retail sales

September 14, 2010 2010 Special Meeting of Shareholders Toledo Edison Ohio Edison The Illuminating Company Penelec Penn Power Met-Ed Jersey Central Power & Light West Penn Power Potomac Edison Monongahela Power Potomac Edison/TrAILCo VA Transmission Zone FirstEnergy-Allegheny Regulated Service Area

September 14, 2010 2010 Special Meeting of Shareholders FirstEnergy-Allegheny Generation FirstEnergy Power Plants Allegheny Power Plants

September 14, 2010 2010 Special Meeting of Shareholders Diverse Competitive Generation Portfolio Capacity Combined Subcritical Coal 88 Supercritical Coal 12 Wind Regulated Capacity Competitive Capacity Combined Capacity 1 Nuclear Gas / Oil Total Combined Capacity: 24 GW 1. Expected capacity as of year-end 2010 Hydro/Wind Supercritical Coal Subcritical Coal 3 GW 21 GW 16% 43% 20% 9% 12% Low- or Non-emitting

September 14, 2010 2010 Special Meeting of Shareholders Improving Our Overall Performance Enhanced operating performance More cost-effective procurement options Other cost savings and revenue opportunities We expect this transaction to be accretive to earnings in first full year after closing

September 14, 2010 2010 Special Meeting of Shareholders Diversified Generation Assets Nuclear Coal Natural Gas Pumped-Storage Hydro Wind

September 14, 2010 2010 Special Meeting of Shareholders Allegheny Energy Transmission Projects

September 14, 2010 2010 Special Meeting of Shareholders A Larger, Stronger FirstEnergy